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                           July 19, 2021

       Ryan Murray
       Interim Chief Financial Officer and Chief Accounting Officer Skillsoft Corp.
       300 Innovative Way, Suite 201
       Nashua, New Hampshire 03062

                                                        Re: Skillsoft Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed July 6, 2021
                                                            File No. 333-257718

       Dear Mr. Murray:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Katherine Wray, Staff Attorney, at 202-551-3483 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Technology
       cc:                                              Merritt S. Johnson